Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

HSBC North America Holdings Inc.:

We consent to the incorporation by reference in the registration statement of Capital One Financial Corporation (No. 333-159085) of our report dated March 6, 2012 with respect to the balance sheets of HSBC Card and Retail Services as of December 31, 2011 and 2010, and the related statements of income, changes in shareholder’s equity, and cash flows for the years then ended (the “Report”), which Report appears in this Current Report on Form 8-K of Capital One Financial Corporation dated March 14, 2012. We also consent to the reference to our firm under the heading “Experts” in such registration statement.

/s/ KPMG LLP

March 14, 2012